October 26, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Esq.

                    Assistant Director

Re:	Advanced Cell Technology, Inc.
Registration Statement on Form S-1
Filed October 5, 2012, (File No. 333-184321)

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (“Advanced Cell” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 18, 2012.

Staff comment:

1. We note from your prior correspondence in relation to the review of your Form 10-K for the fiscal year ended December 31, 2011 that you will be amending your Form 10-K to provide revised and additional disclosure. Please also amend your registration statement to ensure that the changes you have made to the disclosure in Form 10-K are also reflected in the disclosure for your registration statement.

Response:

The Registration Statement contains the applicable disclosure made in Amendment No.1 to the Form 10-K. Please see page 65 of the Registration Statement.

Staff comment:

2. We note your disclosure that you have been named as a defendant in a civil action brought by the Securities and Exchange Commission related to transactions involving the sale and issuance of the Company’s securities. Please revise your disclosure to clarify that you are alleged to have violated Section 5(a) and 5(c) of the Securities Act of 1933 because the sale and issuance of securities to which you refer were neither registered under the Securities Act nor subject to an exemption from registration under Section 3(a)(10). In addition, please disclose that you are alleged to have violated Section 13(a) of the Exchange Act of 1934 because the sale and issuance of securities to which you refer were not disclosed on a timely basis in Current Reports filed with the Securities and Exchange Commission. Please include this revised disclosure in the other sections of your registration statement in which you refer to the civil action brought by the SEC. Please also confirm that you will make conforming changes to your disclosure in your next 34 Act filing.

Response:

The Registration Statement has been revised in accordance with the staff’s comment. Please see page 46, 49, 51 and F-25 of the Registration Statement. The Company also confirms that it will make confirming changes to its disclosure in its next 34 Act filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Gary Rabin

Gary Rabin

Chief Executive Officer